Filed Pursuant to Rule 424(b)(3)
File No. 333-125546

SUPPLEMENT NO. 20 DATED JUNE 19, 2007

TO PROSPECTUS DATED MARCH 3, 2006

APPLE REIT SEVEN, INC.

The following information supplements the prospectus of Apple REIT Seven, Inc. dated March 3, 2006 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 7 (which is cumulative and replaces all prior Supplements), Supplement No. 17 (which replaces all prior Supplements other than Supplement No. 7), Supplement Nos. 18 and 19, and this Supplement No. 20.

Status of the Offering	S–3
Recent Developments	S–3
Acquisitions and Related Matters	S–4
Summary of Contracts	S–5
Additional Properties	S–6

The prospectus, and each supplement, contains forward-looking statements. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “TownePlace Suites,” “SpringHill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Seven, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Seven, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Seven, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn & Suites,” “Homewood Suites,” and “Hilton Garden Inn” are each a registered trademark of Hilton Hotels Corporation or one of its affiliates. All references below to “Hilton” mean Hilton Hotels Corporation and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Seven, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Seven, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Seven, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on March 15, 2006. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of June 12, 2007, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	80,732,052	888,052,576	799,247,319

Total	85,493,957	$938,052,576	$844,247,319

RECENT DEVELOPMENTS

Recent Purchases

On June 13, 2007, one of our wholly-owned subsidiaries closed on the purchase of two hotels located in Provo, Utah and San Diego, California. The aggregate gross purchase price for these hotels, which contain a total of 235 guest rooms, was $43,750,000. These hotels continue to serve as collateral for a loan assumed by our purchasing subsidiary.

These hotels are part of a group of 11 hotels that we contracted to purchase from selling entities related to each other through common ownership. A purchase contract currently remains in effect for one other hotel in this group, although a number of required conditions to closing remain unsatisfied. As a result, there can be no assurance at this time that an additional closing will occur with respect to the remaining hotel. Further information about our recently purchased hotels is provided in other sections below.

Recent Purchase Contracts

On June 19, 2007, one of our wholly-owned subsidiaries entered into separate purchase contracts for four hotels. Two of these hotels are located in Alabama and two are located in Georgia. The aggregate gross purchase price for these hotels, which contain a total of 341 guest rooms, would be $36,698,465. Deposits in the aggregate amount of $400,000 were required in connection with these purchase contracts. Each purchase contract has a number of unsatisfied conditions to closing, and there can be no assurance at this time that our contracting subsidiary will purchase any of these hotels.

Source of Payments

Our recent purchases, which resulted in our ownership of two additional hotels, were funded by the proceeds from our ongoing offering of units. We also used such proceeds to pay the contract deposits specified above and to pay $875,000, representing 2% of the gross purchase price for our recent purchases, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.

As a result of our recent purchases, we currently own a total of 34 hotels, which are located in the states indicated in the map below:

ACQUISITIONS AND RELATED MATTERS

Acquisitions

Each of our recently purchased hotels has been leased to one of our wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the applicable lessee will be referred to below as the “lessee.”

Each hotel is managed under a separate management agreement between the applicable lessee and the manager. For simplicity, the applicable manager will be referred to below as the “manager.”

The hotel lease agreements and the management agreements are among the contracts described in the next section. The table below specifies the franchise, hotel owner, lessee and manager for our recently purchased hotels:

Hotel	Franchise (a)	Hotel Owner/Lessor	Lessee	Manager (b)

Provo, Utah	Residence Inn	Apple Seven SPE Provo-San Diego, Inc.	Apple Seven Services Provo-San Diego, Inc.	Dimension Development Company, Inc.

San Diego, California	Residence Inn	Apple Seven SPE Provo-San Diego, Inc.	Apple Seven Services Provo-San Diego, Inc.	Dimension Development Company, Inc.

Notes for Table:

(a)	All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.
(b)	These hotels were purchased from an affiliate of the indicated manager.

We have no material relationship or affiliation with the seller or the manager, except for the relationship resulting from our purchase, our management agreements for the hotels we own, the pending purchase contract and any related documents.

The recently purchased hotels in Utah and San Diego continue to serve as collateral for a loan that was assumed by our purchasing subsidiary. The loan has a non-recourse structure, which means that the lender generally must rely on the property, rather than the borrower, as the lender’s source of repayment in any collection action. There are exceptions to the non-recourse structure in certain situations, such as misappropriation of funds and environmental liabilities. In these situations, the lender is permitted to seek repayment from the indemnitor or guarantor of the loan, which is another one of our wholly-owned subsidiaries.

The outstanding principal balance for the loan secured by these two hotels is approximately $21,357,000. The annual interest rate is 6.55% and the maturity date is scheduled to occur in April 2013. Payments of principal and interest are due monthly on an amortized basis.

SUMMARY OF CONTRACTS

Hotel Lease Agreements

Each of our recently purchased hotels is covered by a separate hotel lease agreement between the owner (one of our wholly-owned subsidiaries) and the applicable lessee (another one of our wholly-owned subsidiaries, as specified in the previous section). The lease provides for an initial term of 10 years. The lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

The lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Shown below is the annual base rent and the lease commencement date for our recently purchased hotels:

Hotel	Franchise	Annual Base Rent	Date of Lease Commencement
Provo, Utah	Residence Inn	$955,805	June 13, 2007
San Diego, California	Residence Inn	2,492,431	June 13, 2007

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreements

Each of our recently purchased hotels is being managed by the applicable manager under a separate management agreement between the manager and the applicable lessee (which is one of our wholly-owned subsidiaries, as specified in the previous section). Each manager is responsible for managing and supervising the daily operations of the hotel and for collecting revenues for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate.

Franchise Agreements

Each of our recently purchased hotels is covered by a separate relicensing franchise agreement between the applicable lessee (as specified in a previous section) and Marriott International, Inc. or an affiliate, as the franchisor. Each relicensing franchise agreement provides for the payment of royalty fees and marketing contributions to the franchisor. A percentage of gross room revenues is used to determine these payments. In addition, we have caused Apple Seven Hospitality, Inc. or another one of our subsidiaries, to provide a separate guaranty of the payment and performance of the applicable lessee under the relicensing franchise agreement.

The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate. These agreement may be terminated for various reasons, including failure by the applicable lessee to operate in accordance with the standards, procedures and requirements established by the franchisor.

Owner Agreements

In connection with each relicensing franchise agreement, there is a separate owner agreement between the franchisor, owner and applicable lessee. The owner agreement generally provides that the owner (our wholly-owned subsidiary) will (a) be bound by certain restrictions in the relicensing franchise agreement for the hotel; and (b) perform the obligations of the applicable lessee (which is another one of our wholly-owned subsidiaries) in the event of its default under such agreement.

ADDITIONAL PROPERTIES

Our recently purchased hotels offer guest rooms and suites, together with related amenities, that are consistent with their operations. The hotels are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, each hotel is adequately covered by insurance. The following tables present further information about our recently purchased hotels:

Table 1. General Information

Hotel	Franchise	Number of Rooms/Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/Suite (a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel (b)
Provo, Utah	Residence Inn	114	$11,250,000	$129-149	$9,950,500
San Diego, California	Residence Inn	121	32,500,000	259-359	25,385,500

Total		235	$43,750,000

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate, frequent and other select customers.
(b)	The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the hotel’s personal property component.

Table 2. Operating Information

PART A

	Franchise	Avg. Daily Occupancy Rates (%)
Hotel		2002	2003	2004	2005	2006
Provo, Utah	Residence Inn	74%	69%	73%	84%	80%
San Diego, California	Residence Inn	88%	85%	86%	85%	88%

PART B

	Franchise	Revenue per Available Room/Suite ($)
Hotel		2002	2003	2004	2005	2006
Provo, Utah	Residence Inn	$57	$49	$51	$60	$69
San Diego, California	Residence Inn	116	117	119	127	137

Table 3. Tax and Related Information

Hotel	Franchise	Tax Year	Real Property Tax Rate (c)	Real Property Tax
Provo, Utah	Residence Inn	2006(a)	1.0488%	$71,058
San Diego, California	Residence Inn	2007(b)	1.1372%	269,590

Notes for Table 3:

(a)	Represents calendar year, unless otherwise indicated.
(b)	Represents 12-month period from July 1, 2006 through June 30, 2007.
(c)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).